FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 8, 2023

Ellie Quarles

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE: FEDERATED HERMES ETF TRUST (the “Registrant”)

Federated Hermes Total Return Bond ETF (the “Fund”)

1933 Act File No. 333-258934

1940 Act File No. 811-23730

Dear Ms. Quarles:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on October 12, 2023, regarding its Post-Effective Amendment No. 8 under the Securities Act of 1933 and Amendment No. 9 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on August 31, 2023.

General Comments

1.      The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.

2.      The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.

3.      The Registrant’s response must include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.

4.      Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

Federated Hermes Total Return Bond ETF Prospectus

COMMENT 1. Prospectus - Risk/Return Summary: Fees and Expenses

Under the Annual Fund Operating Expenses table (“Fee Table”), please add a Footnote 2 notation to the Acquired Fund Fees and Expenses line.

RESPONSE:

The Registrant will respond as requested.

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnote 1 to the Fee Table, as it is neither permitted nor required by Form N-1A.

RESPONSE:

Respectfully, the Registrant believes that the presentation of the approved but inactive Rule 12b-1 Fee (“Dormant Fee”) in the Fund’s respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the Dormant Fee in the Fee Table itself.

In fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the Dormant Fee has been approved by the Registrant’s Board of Trustees (“Board”); (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

Footnote 3 to the Fee Table describes the nature of the fee waivers and/or expense reimbursements as being entered into “on their own initiative.” To avoid investor confusion, please delete this qualification and limit the description of the waiver and/or expense reimbursement to the disclosure permitted or required by instruction 3(e) to Item 3 of Form N-1A.

All of the Registrant’s funds should conform this disclosure to be consistent with what was in the Registrant’s initial N-1A registration to avoid investor confusion and to permit better comparison between the ETFs.

RESPONSE:

The Registrant will remove the phrase “on their own initiative” from Footnote 3.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete the redundant disclosure “paid by the Fund” in the parenthetical statement in the second sentence of Footnote 3 to the Fee Table.

RESPONSE:

The Registrant will respond as requested.

COMMENT 5. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Please make sure all principal investments that the Fund intends to make are disclosed. For example, the Staff notes risk disclosures related to bank loans and extended payment funds while those investments are not discussed in the strategy. If they are not principal investments, please delete the related risk(s) from the Prospectus.

RESPONSE:

The Registrant confirms that bank loans will be a principal investment of the Fund while investments in extended payment funds will be a non-principal investment.

Accordingly, references to investing in extended payment funds will be moved to the Fund’s SAI.

To reflect the Fund's principal investment in bank loans, the following disclosure will be added to the Fund’s Item 4 and Item 9 investment strategies (alignments and addition bold and underlined):

“When selecting investments for the Fund, the Fund can invest in securities directly or in other investment companies, including, for example, funds advised by the Adviser or its affiliates (an “Underlying Fund”). These Underlying Funds may include funds which are not available for general investment by the public. The Underlying Funds in which the Fund invests are managed independently of the Fund and may incur additional expenses. The Fund may invest in mortgage-backed, high-yield and emerging market debt and bank loan Underlying Funds. The bank loan Underlying Fund may hold significant investments in companies whose financial condition is uncertain, where the borrower has defaulted in the payment of interest or principal or in the performance of its covenants or agreements or that may be involved in bankruptcy proceedings, reorganizations or financial restructurings. At times, the Fund’s investment in Underlying Funds may be a substantial portion of the Fund’s portfolio.”

COMMENT 6. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Please identify the sectors and associated risks discussed in the following sentence:

“The Adviser seeks to enhance the Fund’s performance by allocating relatively more of its portfolio to the sector that the Adviser expects to offer a better balance between total return and risk and thus offer a greater potential for return.”

RESPONSE:

The Registrant confirms that the Fund has no present intention to focus its investments in a particular sector. However, as reflected in the investment strategies noted above, the Fund maintains flexibility to allocate relatively more or less to individual sectors from time to time in response to market opportunities. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 7. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Please specify the types of hybrid instruments in which the Fund may invest.

RESPONSE:

The Registrant confirms that investments in hybrid instruments will be a non-principal investment for the Fund. Accordingly, references to hybrid instruments will be moved to the SAI.

COMMENT 8. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes the Fund has no set duration parameters as disclosed in the following sentence:

“The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook, but the Fund has no set duration parameters.”

Please clarify if the Fund has maturity parameters.

RESPONSE:

The Registrant will revise this disclosure as follows (additions bold and underlined):

“The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook, but the Fund has no set duration or maturity parameters.”

COMMENT 9. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

The Staff notes the following in the third paragraph:

“The Adviser utilizes a five-part decision making process, focusing on: (1) duration; (2) yield curve; (3) sector allocation; (4) security selection; and (5) currency management, called the Alpha Pod process.”

Please briefly describe these five factors and how they are weighted. Please summarize the discussion that is currently included in response to Form N-1A Item 9(b) in this section.

RESPONSE:

The Registrant will revise this disclosure as follows (additions bold and underlined):

“The Adviser utilizes a five-part decision making process, focusing on: (1) duration; (2) yield curve; (3) sector allocation; (4) security selection; and (5) currency management, called the Alpha Pod process. This five-part investment process is designed to capitalize on the depth of experience and focus of each of the Adviser’s fixed-income sector teams – government, corporate, mortgage-backed, asset-backed, high-yield and international. First, the Adviser lengthens or shortens portfolio duration from time to time based on its interest rate outlook. Second, the Adviser strategically positions the portfolio based on its expectations for changes in the relative yield of similar securities with different maturities. Third, the Adviser pursues relative value opportunities within the sectors in which the Fund may invest. Fourth, the Adviser selects individual securities within each sector that it believes may outperform a sector-specific index. Fifth, the Adviser monitors currency markets and off-shore macroeconomic and political trends which impact currency markets through interest rate differentials, inflation rates and investment flows.”

Supplementally, the Registrant confirms that the Fund’s Adviser does not have a standard policy weighting to any of the five factors in its decision-making process, but instead adjusts them in reacting to market conditions as appropriate.

COMMENT 10. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Please provide a brief discussion of how the Adviser determines when to sell an investment.

RESPONSE:

The Registrant will add the below disclosure to both the Item 4 and Item 9 investment strategy sections.

“The Fund may sell securities for a variety of reasons such as to secure gains, limit losses, redeploy assets into more promising opportunities or when the Adviser’s fundamental view of an issuer or overall market valuations changes.”

COMMENT 11. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

The Staff notes the following in the second sentence in “Underlying Fund Risk”:

“The Fund bears Underlying Fund fees and expenses indirectly.”

Please revise this disclosure to more clearly state when investing in Underlying Funds, the Fund will pay a proportional share of the fees and expenses of the Underlying Funds in which it invests, in addition to incurring its own fees and expenses. As a result, shareholders will be subject to two layers of fees and expenses with respect to investments in the Fund.

In addition, the Staff notes the following in the third sentence in “Underlying Fund Risk”:

“The Fund may also earn capital gains from sales of shares of Underlying Funds and/or receive distributions of capital gains from Underlying Funds.”

Please disclose the impact of this on shareholders. For example, if capital gains on the sale of Fund holdings in Underlying Funds may be a significant source of distribution and will be subject to these taxes, please add appropriate disclosure.

RESPONSE:

In response to the Staff’s comments, the Registrant will update the disclosure as shown below (addition is bold and underlined):

“Underlying Fund Risk. The risk that the Fund’s performance is closely related to the risks associated with the securities and other investments held by the underlying funds and that the ability of a Fund to achieve its investment objective will depend upon the ability of Underlying Funds to achieve their respective investment objectives. The Fund bears Underlying Fund fees and expenses indirectly. The Fund may also earn capital gains from sales of shares of Underlying Funds and/or receive distributions of capital gains from Underlying Funds. Information on the potential impacts of capital gains on shareholders is included in the “Account and Share Information” section of the Prospectus. Investment companies incur certain expenses, such as management fees, and, therefore, any investment by the Fund in shares of other investment companies may be subject to such duplicative expenses. However, to avoid charging duplicative management fees, the Adviser will waive and/or reimburse the Fund’s Management Fee in an amount equal to the net management fees charged by affiliated Underlying Funds to the Fund on the Fund’s net assets invested in the Underlying Funds.”

COMMENT 12. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “MBS Risk,” please disclose subprime risk if the Fund will have significant exposure to residential MBS.

RESPONSE:

In response to the Staff’s comments, the Registrant will update the disclosure as shown below (addition is bold and underlined):

“MBS Risk. A rise in interest rates may cause the value of MBS held by the Fund to decline. These securities may have exposure to borrowers with weakened credit histories, increasing the potential for default (subprime risk). Certain MBS issued by government sponsored enterprises (GSEs) are not backed by the full faith and credit of the U.S. government. A non-agency MBS is subject to the risk that the value of such security will decline, because the security is not issued or guaranteed as to principal or interest by the U.S. government or a GSE. The Fund’s investments in collateralized mortgage obligations (CMOs) may entail greater market, prepayment and liquidity risks than other MBS.

COMMENT 13. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “MBS Risk,” please add a statement that the liquidity of non-agency MBS and CMOs may change dramatically over time.

RESPONSE:

In response to the Staff’s comments, the Registrant will update the disclosure as shown below (additions bold and underlined):

“MBS Risk. A rise in interest rates may cause the value of MBS held by the Fund to decline. These securities may have exposure to borrowers with weakened credit histories, increasing the potential for default (subprime risk). Certain MBS issued by government sponsored enterprises (GSEs) are not backed by the full faith and credit of the U.S. government. A non-agency MBS is subject to the risk that the value of such security will decline, because the security is not issued or guaranteed as to principal or interest by the U.S. government or a GSE. The Fund’s investments in collateralized mortgage obligations (CMOs) may entail greater market, prepayment and liquidity risks than other MBS. The liquidity of non-agency MBS and CMOs may also change dramatically over time.

COMMENT 14. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “Risk of Investing in Loans,” please confirm whether the Fund may invest in covenant-lite loans. If the Fund will hold a significant amount of covenant-lite loans, please revise the principal strategy and risk disclosures accordingly both here and in the response to Form N-1A Item 9.

RESPONSE:

The Registrant confirms that the Fund will invest principally in a bank loan Underlying Fund which holds significant investments in companies whose financial condition is uncertain, where the borrower has defaulted in the payment of interest or principal or in the performance of its covenants or agreements or that may be involved in bankruptcy proceedings, reorganizations or financial restructurings. The Fund’s principal investment strategies will be updated to reflect this addition as shown in the response to Comment 5.

In addition, the following risk disclosure will be added:

Summary Prospectus

“Issuer Credit Risk. It is possible that interest or principal on securities will not be paid when due. Noninvestment-grade securities generally have a higher default risk than investment-grade securities. Such non-payment or default may reduce the value of the Fund's portfolio holdings, its share price and its performance.”

Statutory Prospectus

“ISSUER CREDIT RISK

Credit risk is the possibility that an issuer will default on a debt instrument by failing to pay interest or principal when due. Such non-payment or default may reduce the value of the Fund’s portfolio holdings, its share price and its performance.

The leveraged loans in which the Fund invests have a higher default risk than investment-grade debt instruments. Many fixed-income instruments receive credit ratings from NRSROs such as Fitch Rating Service, Moody’s Investor Services, Inc. and Standard & Poor’s that assign ratings to securities by assessing the likelihood of an issuer and/or guarantor default. Higher credit ratings correspond to lower perceived credit risk and lower credit ratings correspond to higher perceived credit risk. Credit ratings may be upgraded or downgraded from time to time as an NRSRO’s assessment of the financial condition of a party obligated to make payments with respect to such securities and credit risk changes. The impact of any credit rating downgrade can be uncertain. Credit rating downgrades may lead to increased interest rates and volatility in financial markets, which in turn could negatively affect the value of the Fund’s portfolio holdings, its share price and its investment performance. Credit ratings are not a guarantee of quality. Credit ratings may lag behind the current financial conditions of the issuer and/or guarantor and do not provide assurance against default or other loss of money. Credit ratings do not protect against a decline in the value of a security. If a security has not received a rating, the Fund must rely entirely upon the Adviser’s credit assessment.

The senior secured corporate loans and corporate debt instruments in which the Fund invests generally are subject to less credit risk than unsecured high-yield bonds (also known as “junk bonds”). Leveraged loans often have features that junk bonds generally do not have. They usually are senior obligations of the borrower or issuer, usually are secured by collateral and generally are subject to certain restrictive covenants in favor of the lenders or debt instrument holders that invest in them. Leveraged loans often are issued in connection with highly leveraged transactions. Such transactions include leveraged buyout loans, leveraged recapitalization loans and other types of acquisition financing. These obligations are subject to greater credit risks than other investments including a greater possibility that the borrower may default or enter bankruptcy. Some of these loans may be “covenant lite” loans which do not include terms which allow the lender to control and track the performance of the borrower and declare a default if certain criteria are breached. Below investment-grade ratings (or “junk” ratings) are associated with investments having high risk. In certain cases, investments in leveraged loans with such ratings can present risks similar to investments in junk bonds.”

COMMENT 15. Prospectus – Risk/Return Summary: What are the Main Risks of Investing in the Fund?

The Staff notes in regard to the final two sentences under “Loan Liquidity Risk”:

“Thus, transactions in loan instruments may take longer than seven days to settle. This could pose a liquidity risk to the Fund and, if the Fund’s exposure to such investments is substantial, could impair the Fund’s ability to meet shareholder redemptions in a timely manner.”

This is a repeat of disclosure in other parts of this risk disclosure. Please delete these last two sentences.

RESPONSE:

The Registrant will respond as requested.

COMMENT 16. Prospectus – Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “Risk of Investing in Emerging Market Countries,” please provide a better summary of all of the risks associated with emerging markets as covered by the Staff’s Accounting and Disclosure Information guidance in “ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.”

RESPONSE:

The Registrant will make the following revisions to the Summary Prospectus and Statutory Prospectus risk disclosure regarding investments in emerging markets (additions bold and underlined and deletions stricken):

Summary Prospectus

“Risk of Investing in Emerging Market Countries. Securities issued or traded in emerging markets generally entail greater risks than securities issued or traded in developed markets. Securities markets within emerging market countries may experience low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities. Political and economic structures in emerging market countries generally lack the social, political and economic stability of developed countries, which may affect the value of the Fund’s investments in these countries. There may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing, and financial reporting standards comparable to those to which U.S. companies are subject.”

Statutory Prospectus

“Risk of Investing in Emerging Market Countries

Securities issued or traded in emerging markets generally entail greater risks than securities issued or traded in developed countries. Securities markets within emerging market countries may experience low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed countries. ~~For example, their prices may be significantly more volatile than prices in developed countries.~~ Emerging market economies may also experience more severe down-turns (with corresponding currency devaluations) than developed economies.

Political and economic structures in emerging market countries generally lack the social, political and economic stability of developed countries, which may affect the value of the Fund’s investments in these countries and also the ability of the Fund to access markets in such countries. Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally planned economies.

There may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing, and financial reporting standards and requirements comparable to those to which U.S. companies are subject. The laws of emerging market countries relating to the limited liability of corporate shareholders, fiduciary duties of officers and directors and bankruptcy of state enterprises are generally less developed than or different from such laws in the United States. It may be more difficult to make a claim or obtain a judgement in the courts of these countries than it is in the United States.”

COMMENT 17. Prospectus – Risk/Return Summary: What are the Main Risks of Investing in the Fund?

The Staff notes that the “Risk of Investing in Derivative Contracts and Hybrid Instruments” should also summarize the risks of options, futures and swaps if different than the general risk.

RESPONSE:

The Registrant believes the current Item 4 and Item 9 “Risk of Investing in Derivative Instruments” adequately summarizes the principal risks of investing in futures contracts, options contracts, swaps and other derivatives. The Fund’s prospectus describes these investments in detail under “What are the Fund’s Principal Investments?” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 18. Prospectus – Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “Sector Risk,” please specify the risks of any sectors that the Fund expects to be principally invested in.

RESPONSE:

Please see the response to Comment 6.

COMMENT 19. Prospectus – Performance: Bar Chart and Table

Please supplementally identify the broad-based securities market index expected to be used in the Fund’s average annual total return table when it is included.

RESPONSE:

The Registrant supplementally notes that the Fund’s broad-based securities market index is intended to be the Bloomberg US Aggregate Bond Index. The Registrant further notes that when the Fund has generated returns for at least one calendar year, the Fund will identify this index in its Prospectus as required pursuant to Item 4(b)(2) of Form N-1A.

COMMENT 20. Prospectus – What are the Fund’s Investment Strategies?

Please disclose how the Adviser determines when to sell investments.

RESPONSE:

Please see the response to Comment 10.

COMMENT 21. Prospectus – What are the Fund’s Investment Strategies?

Please clarify what it means to invest primarily in the core sectors of the domestic investment-grade debt market as discussed in the second sentence of the third bullet point:

“The Fund primarily invests in the “core” sectors of the domestic investment-grade debt market represented in the BAB.”

RESPONSE:

The Registrant notes that the below disclosure which appears earlier in the principal investment strategies describes the core sectors reflected in the BAB.

“The Adviser actively manages the Fund’s portfolio seeking total returns over longer time periods in excess of the Bloomberg US Aggregate Bond Index (BAB). The BAB is a composite index of the domestic, investment-grade, fixed-rate bond market, represented by the following sectors: government and credit securities; agency mortgage pass-through securities; asset-backed securities; and commercial mortgage-backed securities. There can be no assurance that the Adviser will be successful in achieving investment returns in excess of the BAB.”

Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 22. Prospectus – What are the Fund’s Principal Investments?

Under “Collateralized Mortgage Obligations (CMO’s) (A Type of Mortgage-Backed Security),” please add a statement that the liquidity of CMO’s and non-agency MBS may change dramatically over time.

RESPONSE:

Please see the response to Comment 13.

COMMENT 23. Prospectus – Other Investments, Transactions, Techniques

Under “Derivatives Regulation and Asset Coverage,” please disclose whether this Fund is a limited derivatives user or subject to other requirements of Rule 18f-4 (the “Derivatives Rule”).

RESPONSE:

The Registrant confirms that the Fund intends to operate as a full compliance derivatives user consistent with its current disclosure in both the Prospectus and Statement of Additional Information.

COMMENT 24. Prospectus – What are the Specific Risks of Investing in the Fund?

Under “Risk of Investing In Emerging Market Countries,” please consider updating the foreign risk to discuss the war in Ukraine.

RESPONSE:

Supplementally, the Registrant confirms the Fund is not anticipated to have principal investment exposure in Russia or Ukraine. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 25. Prospectus – What are the Specific Risks of Investing in the Fund?

Under “Risk of Investing in Emerging Market Countries” please revise the risks to discuss all factors covered in ADI 2020-11 regarding investment in emerging markets.

RESPONSE:

Please see response to Comment 16.

COMMENT 26. Prospectus – What are the Specific Risks of Investing in the Fund?

Under “Risk of Investing in Emerging Market Countries”, please disclose risks associated with investments in China or explain why this is not a principal risk of the Fund.

RESPONSE:

The Registrant confirms the Fund will have non-principal investment exposure in China. Accordingly, the Fund will add the following risk to the SAI:

“GREATER CHINA RISK

Although larger and more established than many emerging markets, the markets of the Greater China region function in many ways as emerging markets, and carry the high levels of risks associated with emerging markets. Direct investments in, or indirect exposure to, the Greater China region may be subject to the risks associated with trading on less-developed trading markets, in addition to acute political risks such as possible negative repercussions resulting from China’s relationship with Taiwan or Hong Kong, restrictions on monetary repatriation, or other adverse government actions. The attitude of the Chinese government toward growth and capitalism is uncertain, and the markets of Hong Kong and China could be hurt significantly by any government interference or any material change in government policy. For example, the Chinese government may restrict investment in companies or industries considered important to national interests, or intervene in the financial markets, such as by imposing trading restrictions, or banning or curtailing short selling. As export-driven economies, the economies of countries in the Greater China region are affected by developments in the economies of their principal trading partners. A downturn in these economies could slow or eliminate the growth of the economies of the Greater China region and adversely impact the Fund’s investments.”

COMMENT 27. Prospectus – What are the Specific Risks of Investing in the Fund?

Under “ETF Risk” in the sub-section “Premium/Discount Risk,” please disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF shares are listed and trading is open, there may be changes between the last quote from its closed foreign markets and the value of such security during the ETF’s domestic trading day. In addition, please note that this, in turn, could lead to differences between the market price of the ETF Shares and the underlying value of those shares.

RESPONSE:

The Registrant will revise the referenced statutory sub-risk as follows by adding disclosure contained in the summary “Premium/Discount Risk” (additions bold and underlined):

“Premium/Discount Risk. The NAV of the Fund’s Shares will generally fluctuate with changes in the market value of the Fund’s securities holdings. The market prices of Fund Shares will generally fluctuate in accordance with changes in the Fund’s NAV and supply and demand of Shares on the secondary market. It cannot be predicted whether Fund Shares will trade below, at or above their NAV, and when bid-ask spreads widen. As a result, shareholders of the Fund may pay more than NAV when purchasing Shares and receive less than NAV when selling Fund Shares. This risk is heightened in times of market volatility and steep market declines, particularly to the extent that the Fund’s portfolio holdings are or become illiquid. In such market conditions, market or stop-loss orders to sell the ETF Shares may be executed at market prices that are significantly below that day’s NAV, as subsequently calculated. In addition, Authorized Participants and/or market makers in the Fund’s Shares may step away from the market, resulting in a disruption to creations and redemptions, which may result in trading prices that differ significantly from the Fund’s NAV. In addition, market prices of Fund Shares may deviate significantly from the NAV if the number of Fund Shares outstanding is small, such that there is less active trading in Fund Shares. Investors purchasing and selling Fund Shares in the secondary market may not experience investment results consistent with those experienced by those creating and redeeming directly with the Fund. In addition, a Fund’s end-of-day market price may deviate from its NAV to the extent that the Fund invests in foreign securities whose local trading markets close before the U.S. market closes because, although the Fund may value such securities at their local market closing prices for purposes of calculating NAV, the broader market may assign them a different value, including due to after-hours developments in their local markets, which may be reflected in the market price of Shares.”

Federated Hermes Total Return Bond ETF Statement of Additional Information (“SAI”)

COMMENT 28. Statement of Additional Information - Investment Objective and Investment Limitations

The Staff notes the following disclosure under “Additional Information” in the seventh paragraph in the following sentence and requests that it should be changed as marked (deletion stricken and addition bold and underlined):

“To conform to the current view of the SEC Staff that only domestic ~~bank~~ deposit instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limitation tests as long as the policy of the SEC remains in effect.”

RESPONSE:

The Registrant will respond as requested.

COMMENT 29. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

The Staff notes the following sentence under the Fund’s non-fundamental names rule policy:

“The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested as described in its Prospectus.”

Please state what the policy is rather than cross-reference to the Prospectus.

RESPONSE:

The Registrant will revise the disclosure as follows (deletions stricken and additions bold and underlined):

“The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested ~~as described in its Prospectus~~ in fixed-income investments.” The Fund will notify shareholders at least 60 days in advance of any change ~~to this policy~~ in its investment policy that would enable the Fund to invest, under normal circumstances, less than 80% of its net assets in fixed-income investments.”

Questions on this letter or requests for additional information may be directed to me at (724) 720-8834 or Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal